

Mail Stop 3720

August 13, 2008

Richard S. Pattin
President
Calypso Wireless, Inc.
21 Waterway Ave., Suite 300
The Woodlands, Texas 77380

      Re: Calypso Wireless, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed May 28, 2008
          File No. 001-08497

Dear Mr. Pattin:

      The Division of Corporation Finance has completed its review of your Preliminary Proxy Statement on Schedule 14A and related filings and does not, at this time, have any further comments.

                             Sincerely,

                             Larry Spirgel
                             Assistant Director

c: John S. Gillies, Esq.
         Via Facsimile: (713) 524-4122